EXHIBIT 3.1

AMENDMENTS TO BYLAWS

Article I, Section 2 of Internet Commerce Corporation’s Bylaws is amended to read as follows:

SECTION  2.     Annual Meeting. Annual meetings of stockholders shall be held, from time to time, at such time fixed by the directors. If such day is a legal holiday, then the meeting shall be held on the next following business day. At each annual meeting, the stockholders shall elect by a plurality vote the directors and shall transact such other business as may be properly brought before the meeting.

Article II, Sections 1 and 2 of Internet Commerce Corporation’s Bylaws are amended to read as follows:

SECTION  1.     Number, Election and Term of Directors. The total number of directors constituting the entire Board of Directors shall consist of not fewer than one nor more than ten members; provided, however, that such number may from time to time be increased or decreased by the Board of Directors or by the stockholders. At each annual meeting of stockholders, all directors shall be elected for a term expiring at the next succeeding annual meeting of stockholders. Each director shall serve until his or her successor has been duly elected and qualified or until his or her earlier disqualification, death, resignation or removal. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director.

SECTION  2.     Vacancies. Whenever any vacancy shall occur in the Board of Directors by reason of death, resignation, removal, increase in the number of directors or otherwise, it may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute.